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Exhibit

Exhibit Description

99.1 Announcement on 2026/06/05: May Revenue

Exhibit 99.1

United Microelectronics Corporation

June 5, 2026

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of May 2026.

1)
Sales volume (NT$ Thousand)

Period	Items	2026	2025	Changes	%
May	Net sales	22,943,755	19,480,057	3,463,698	17.78%
Year-to-Date	Net sales	106,645,602	97,793,544	8,852,058	9.05%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand): None

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	2,159,010	0
Fair Value	0	0	12,966	0
Net profit (loss) from Fair Value	0	0	13,619	0
Written-off Trading
Contracts	0	0	3,670,260	0
Realized profit (loss)	0	0	(743)	0